UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 1-9618

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NAVISTAR, INC.

RETIREMENT ACCUMULATION PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NAVISTAR INTERNATIONAL CORPORATION

2701 Navistar Drive

Lisle, Illinois 60532

REQUIRED INFORMATION

Navistar, Inc. is the Plan Administrator of the Navistar, Inc. Retirement Accumulation Plan (the “Plan”). The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan as of December 31, 2013 and 2012, and for the year ended December 31, 2013, and the schedules as of December 31, 2013, have been prepared in accordance with the financial reporting requirements of ERISA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Navistar, Inc. Retirement Accumulation Plan

By:	Navistar, Inc.
Plan Administrator

/s/ Richard C. Tarapchak
Name:	Richard C. Tarapchak
Title:	Senior Vice President and Controller
(Principal Accounting Officer)

June 17, 2014

FINANCIAL STATEMENTS AND REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

NAVISTAR, INC. RETIREMENT ACCUMULATION PLAN

DECEMBER 31, 2013 AND 2012

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrator

Navistar, Inc. Retirement Accumulation Plan

We have audited the accompanying statements of net assets available for benefits of Navistar, Inc. Retirement Accumulation Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Navistar, Inc. Retirement Accumulation Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year, Form 5500, Schedule H, Item 4i as of December 31, 2013 and delinquent participant contributions, Form 5500, Schedule H, Item 4a for the year ended December 31, 2013 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Chicago, IL

June 17, 2014

Navistar, Inc. Retirement Accumulation Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2013	2012
Assets
Investment in Master Trust, at fair value	$744,917,632	$679,159,544
Receivables
Participant contributions	1,357,598	1,545,629
Employer contributions	23,066,503	6,414,269
Notes receivable from participants	11,270,469	12,391,838

Total receivables	35,694,570	20,351,736
Liabilities
Refunds payable	(38,564)	—

Net assets available for benefits, at fair value	780,573,638	699,511,280
Proportionate share of adjustment from fair value to contract value for fully benefit-responsive investment contracts	247,325	(3,475,289)

NET ASSETS AVAILABLE FOR BENEFITS	$780,820,963	$696,035,991

The accompanying notes are an integral part of these statements.

Navistar, Inc. Retirement Accumulation Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2013

Net investment earnings from Master Trust (note C)	$137,594,855
Interest income on notes receivable from participants	485,080
Contributions
Participant	36,974,836
Employer	24,290,321
Rollovers from other qualified plans	3,069,538

Total contributions	64,334,695
Benefits paid to participants Corrective/deemed distributions (net)	(118,730,495 28)
Administrative expenses	(181,274)

Increase in net assets prior to transfers	83,502,889
Transfers from other qualified plans within Master Trust, net	1,282,083

NET INCREASE	84,784,972
Net assets available for benefits
Beginning of year	696,035,991

End of year	$780,820,963

The accompanying notes are an integral part of this statement.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE A—DESCRIPTION OF THE PLAN

The following description of the Navistar, Inc. Retirement Accumulation Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is sponsored by Navistar, Inc. (the “Company”), the principal operating subsidiary of Navistar International Corporation (“Navistar”), to provide savings and retirement benefits for certain eligible salaried and hourly employees of the Company and of certain affiliates participating under the Plan who were first hired on or after January 1, 1996. The Plan was established January 1, 1996, and has subsequently been amended to maintain qualification under Sections 401(a), 401(k) and 501 of the Internal Revenue Code of 1986 (the “IRC”) and to modify the provisions of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility

Prior to July 1, 2009, participation in the Plan was limited to those eligible salaried employees of the Company whose initial hire date was on or after January 1, 1996 and to eligible salaried employees of certain affiliates. Effective July 1, 2009, participation includes those participants whose accounts were merged into the Plan, regardless of their initial date of hire.

Contributions and Vesting

Participant contributions may be made to the Plan on a pretax basis, an after-tax basis, or a combination of both. Pretax salary reduction contributions to the Plan are subject to annual maximum limits equal to the lesser of 90% of a participant’s eligible compensation or a prescribed Internal Revenue Service (“IRS”) dollar amount. Those participants who were age 50 or over during the Plan year had the ability to defer additional amounts on a pretax basis. After-tax contributions are subject to annual maximum limits of 90% of eligible compensation. The total of pretax and after-tax contributions cannot exceed 90% of eligible compensation. Both pretax and after-tax contributions may be elected at a minimum level of 1% of eligible compensation at any time. Subject to Company approval, eligible employees are allowed to make rollover contributions to the Plan, if such contributions satisfy applicable regulations.

Such employees are not required to be participants for any purpose other than their rollover account; however, no pretax salary reduction contributions may be made until such time as such employee would otherwise become eligible to and does elect participation in the Plan. Salary reduction contributions and rollover contributions are fully vested immediately.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE A—DESCRIPTION OF THE PLAN—Continued

Newly hired employees are automatically enrolled in the Plan at an employee deferral contribution rate of 6% of eligible compensation. In general, such automatic enrollment will be effective the first pay period following the hire date, unless the employee elects to participate earlier or elects to opt out of enrollment until a future date.

The Plan permits, but does not require, the Company to make matching and retirement contributions. Such contributions are subject to a vesting schedule based upon the participant’s length of employment, and fully vest upon completion of five years of service. For those participants who are eligible for such matching contributions, the Company currently matches 50% of the first 6% of eligible pretax compensation deferred by the participant. Certain Company affiliates may not provide for a retirement contribution. Retirement contributions are allocated to eligible participants and are calculated as a percentage of eligible compensation, based on the participant’s age. The Plan was amended in 2013 to move the timing of the employer contributions for this Plan to an annual schedule after the close of the Plan year.

Participant and Company contributions are subject to the combined annual addition limitation of IRC Section 415. Such limit is monitored throughout the Plan year.

Non-vested Company matching and retirement contributions are forfeited when a participant retires or terminates service. Such forfeitures may be used to offset future Company contributions or to pay administrative expenses of the Plan. At December 31, 2013 and 2012, forfeited non-vested accounts approximated $6,650,800 and $2,426,800, respectively. For the employer contributions recognized for the Plan year ended December 31, 2013, approximately $8,543,200 of forfeitures were used to offset Company contributions.

Investment Options

Participants direct the investment of their account balances and future contributions. Investment options during 2013 and 2012 consisted of funds classified as registered investment companies, common and collective funds or Navistar common stock.

Participant Accounts

Individual accounts are maintained for each Plan participant. Realized gains and losses, unrealized appreciation and depreciation, and dividends and interest are allocated to participants based on their proportionate share of the funds. Fund managers’ fees are charged to participants’ accounts as a reduction of the return earned on each investment option. Also, participant accounts are assessed quarterly a recordkeeping fee. The fee is reviewed yearly and may be adjusted upward or downward as appropriate. Effective for the third quarter of 2013, the quarterly fee was $2.28, a decrease from the quarterly fee of $2.77 assessed for the prior twelve months.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE A—DESCRIPTION OF THE PLAN—Continued

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of 50% of their vested account balance or $50,000, with no more than two loans outstanding at a time. Company matching and retirement contributions are not available for loans. Loan transactions are treated as a transfer between the applicable investment funds and the loan fund. Loan terms range from one to five years, with the exception of loans made for the purchase of a principal residence, which may be repaid in installments over a period of up to ten years. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus one percentage point.

Payment of Benefits

Participants may request either an in-service or hardship withdrawal of certain of their account assets. Participants may only withdraw authorized pretax salary reduction contributions after attaining age 59-1/2, or on a hardship basis prior to attaining age 59-1/2. Company matching and retirement contributions and investment earnings thereon are not eligible for in-service withdrawal. The amount of any withdrawal, distribution, or loan is first charged against the participant’s interest in Plan investments other than the Navistar Stock Fund on a pro rata basis. Any subsequent distributions of an account invested in the Navistar Stock Fund may be made in the form of Navistar common stock.

A participant’s vested account is distributable at the time a participant separates from service with the Company, suffers a total and permanent disability or dies. The Plan was amended effective January 1, 2013 so that when the participant terminates employment prior to the participant reaching normal retirement age, with a vested balance of $5,000 or less, and does not elect to have the distribution paid directly to an eligible retirement plan, or receive a distribution, then the balance will be rolled over to an individual retirement plan designated by the Plan Administrator. If the asset value is more than $5,000, the participant has the option of receiving the account upon separation or deferring commencement until a later date, but generally not beyond April 1 of the calendar year following the year in which the participant attains age 70  1⁄2 or retires, whichever is later. At that time, the participant must begin to receive a required minimum distribution. Accounts are distributed in a single sum prior to this date, or may be distributed at this date as a lump sum or a required minimum distribution.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the amounts reported in the financial statements.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

Investment Valuation

The Plan follows guidance on accounting for fair value measurements which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value. The Plan uses a three-level hierarchy of measurements based upon the reliability of observable and unobservable inputs used to arrive at fair value. Observable inputs are independent market data, while unobservable inputs reflect the Plan management’s assumptions about valuation. Depending on the inputs, the Plan classifies each fair value measurement as follows:

•	Level 1 – based upon quoted prices for identical instruments in active markets,

•	Level 2 – based upon quoted prices for similar instruments, prices for identical or similar instruments in markets that are not active, or model-derived valuations all of whose significant inputs are observable, and

•	Level 3 – based upon one or more significant unobservable inputs.

The following describes the methods and significant assumptions used to estimate fair value of the Plan’s investments:

The Plan’s investment in the Navistar, Inc Defined Contribution Plans Master Trust (“Master Trust”) is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust.

The investments held by the Master Trust are valued as follows:

Common and collective funds: Valued at the net asset value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV’s unit price is quoted on a private market that is not active.

Registered investment companies (mutual funds): Valued at the NAV of shares held by the plan at year end, which is obtained from an active market.

Common stock: Valued at the closing price reported on the active market on which the security is traded.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

Investment Valuation—Continued

See note C—Master Trust for the Master Trust’s investments by level within the fair value hierarchy as of December 31, 2013 and 2012.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Income Recognition

Security transactions are accounted for on the trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income is recorded on the accrual basis.

Participant Withdrawals

As of December 31, 2013 and 2012, there were no benefits which were due to former participants who have withdrawn from participation in the Plan. Benefits are recorded when paid.

Administrative Fees

Most administrative expenses of the Plan are paid by the Company. Certain Plan administrative expenses are paid by the Plan and are expensed as incurred.

Transfers

Transfers between the Plan and the other plan participating in the Master Trust occur when a participant incurs a change in job status, or a job transfer to another affiliate, that makes the participant ineligible to participate in their current plan and requires the transfer of their account balance to another plan within the Master Trust for which they are eligible. During 2013, net transfers of $1,282,083 were transferred into the Plan for such changes from the other plan within the Master Trust.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE C—MASTER TRUST

All of the Plan’s investment assets are held in a trust account at JPMorgan Chase Bank (the “Trustee”) and consist of a divided interest in an investment account of the Master Trust, a master trust established by the Company and administered by the Trustee. Use of the Master Trust permits the commingling of Plan assets with the assets of another defined contribution plan sponsored by the Company and its affiliated companies for investment and administrative purposes. Although assets of the plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income or loss of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The participating plans in the Master Trust net assets (after adjustment from fair value to contract value for fully benefit-responsive investment contracts) and their respective percent interests as of December 31, 2013 and 2012, calculated on a cash basis, are as follows:

	2013	2012
Navistar, Inc. 401(k) Plan for Represented Employees	15.22%	16.03%
Navistar, Inc. Retirement Accumulation Plan	84.78	83.97

The following table presents the carrying value of investments of the Master Trust as of December 31:

	2013	2012
Common and collective funds	$465,767,994	$469,757,811
Registered investment companies	393,094,102	318,941,070
Navistar common stock JP Morgan cash investment	19,663,179 101,580	20,525,947 —

Total investments, at fair value	878,626,855	809,224,828
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	324,152	(4,528,357)

Net investments	$878,951,007	$804,696,471

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE C—MASTER TRUST—Continued

The net investment earnings of the Master Trust for the year ended December 31, 2013, are summarized below:

Dividend and interest income
Common and collective funds	$46,392
Registered investment companies	17,919,975

Total dividend and interest income	17,966,367
Net realized and unrealized appreciation (depreciation) in fair value of investments
Common and collective funds	45,543,277
Registered investment companies	83,700,312
Navistar common stock	15,025,846

Net appreciation in fair value of investments	144,269,435
Other income	36,147

Net investment income	$162,271,949

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE C—MASTER TRUST—Continued

The following tables present the Master Trust’s investments by level within the fair value hierarchy as of December 31, 2013 and 2012:

2013	Level 1	Level 2	Level 3	Total
Common and collective funds
Cash equivalents (a)	$—	$598,863	$—	$598,863
Target date (b)	—	198,384,731	—	198,384,731
Index (c)	—	69,009,980	—	69,009,980
Fixed income (d)	—	197,876,000	—	197,876,000

Total common and collective funds	—	465,869,574	—	465,869,574
Registered investment companies
Equities
Multi Cap Value	74,672,209	—	—	74,672,209
Large Cap Value	33,287,692	—	—	33,287,692
Large Cap Growth	79,527,300	—	—	79,527,300
Small Cap Core	83,764,620	—	—	83,764,620
Mid Cap Growth	78,489,892	—	—	78,489,892
International Core	43,352,389	—	—	43,352,389

Total registered investment companies	393,094,102	—	—	393,094,102
Navistar common stock	19,663,179	—	—	19,663,179

Total assets at fair value	$412,757,281	$465,869,574	$—	$878,626,855

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE C—MASTER TRUST—Continued

2012	Level 1	Level 2	Level 3	Total
Common and collective funds
Cash equivalents (a)	$—	$6,814,011	$—	$6,814,011
Target date (b)	—	180,025,362	—	180,025,362
Index (c)	—	55,851,045	—	55,851,045
Fixed income (d)	—	227,067,393	—	227,067,393

Total common and collective funds	—	469,757,811	—	469,757,811
Registered investment companies
Equities
Multi Cap Value	61,547,879	—	—	61,547,879
Large Cap Value	26,284,402	—	—	26,284,402
Large Cap Growth	65,843,903	—	—	65,843,903
Small Cap Core	59,750,029	—	—	59,750,029
Mid Cap Growth	66,442,959	—	—	66,442,959
International Core	39,071,898	—	—	39,071,898

Total registered investment companies	318,941,070	—	—	318,941,070
Navistar common stock	20,525,947	—	—	20,525,947

Total assets at fair value	$339,467,017	$469,757,811	$—	$809,224,828

The common and collective trust funds do not have a readily determinable fair value and are valued at their net asset value per share as provided by the funds’ administrators. The following provides additional information regarding these funds:

(a) The investment strategy of this category is to seek capital preservation and a high degree of liquidity. Redemption is permitted daily with written notice.

(b) The investment strategy of this category is to provide stability to investors as retirement approaches through a diversified fund of funds portfolio of stock and bond funds. The percentage of stock funds will gradually decrease and the percentage of bond funds will gradually increase as time gets closer to each fund’s target date. Redemption from these funds, on a Plan level, is permitted at the end of each month with 30 days written notice. Such advance notice may be waived if mutually agreed by both parties.

(c) The investment strategy of this category is to provide exposure to a broad equity market and to mirror the aggregate price and dividend performance of the S&P 500 Index. Redemption is permitted daily with written notice.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE C—MASTER TRUST—Continued

(d) The investment strategy of this category is: (i) to protect principal from market fluctuations and produce relatively predictable returns that should exceed those of money market funds, and (ii) to provide a high total return consistent with moderate risk of capital and daily access to assets by investing in diversified fixed-income portfolios. Redemption is permitted daily with written notice.

NOTE D—INVESTMENT CONTRACTS

For the Plan years 2012 and part of 2013, the Plan provided participants a stable value investment option that simulated the performance of a guaranteed investment contract, whereby participants executed Plan transactions at contract value. Contract value represented contributions made to the fund, plus earnings, less participant withdrawals and administrative expenses. The stable value fund was managed for the Plan by the Trustee and invested in a short-term collective fund and synthetic guaranteed investment contracts (“synthetic GICs”). A synthetic GIC is an insurance wrapper contract paired with an underlying investment. The Plan’s synthetic GICs were held in the Master Trust and were comprised of a fixed income collective fund and several wrapper contracts entered into with different financial institutions. As described in note B, the synthetic GICs in the stable value investment option were fully benefit-responsive and are therefore included in the Plan’s Investment in Master Trust on the Statements of Net Assets Available for Benefits at the fair value of the fixed income collective fund and wrapper contracts with an adjustment from fair value to contract value for the fully benefit responsive contracts. There were no reserves against contract values for credit risk of the financial institutions or otherwise.

There were certain events not initiated by Plan participants that limited the ability of the Plan to transact with the issuer of a synthetic GIC at its contract value. Examples of such events included: the Plan’s failure to qualify under the IRC as amended; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin off, or other significant restructuring, which may include early retirement incentive programs or bankruptcy; changes to the administration of the Plan which decreased participant or employer contributions, the establishment of a competing Plan by the Company, the introduction of a competing investment option, or other Plan amendment that had not been approved by the contract issuers; dissemination of a participant communication that was designed to induce participants to transfer assets from the stable value option; or events resulting in a material adverse financial impact on the contract issuer, including changes in the IRC, laws or regulations. Specific coverage provided by each synthetic GIC may have been different for each issuer, and can be found in the individual traditional synthetic GIC contract. The Plan administrator did not believe that the occurrence of any of the aforementioned events, which would limit the Plan’s ability to transact with the issuer of a synthetic GIC at its contract value with participants, was probable.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE D—INVESTMENT CONTRACTS—Continued

Contracts issuers were not allowed to terminate any of the synthetic GICs and settle at an amount different from contract value unless there was a breach of the contract by the issuer or the Plan which was not corrected within the applicable cure period.

Effective August 16, 2013, the Master Trust shifted from the JPMorgan Stable Value Fund to the JPMCB Stable Asset Income Fund (the “Fund”); the Plan no longer has direct ownership of Investment Contracts. The Fund is a commingled pension trust fund established, operated and maintained by JPMorgan Chase Bank, N.A. (“JPMorgan”) under a declaration of trust. The Fund’s strategies seek the preservation of principal, while providing current income and liquidity. The Fund has a fixed income investment strategy, and may invest in U.S. treasury and agency securities, mortgage backed securities, asset backed securities, commercial mortgage-backed securities, corporate and short-term investments, synthetic guaranteed investment contracts and similar products. The Fund also enters into investment contracts to provide benefit responsive wraps (“Wrap Contracts”). The Fund is valued at fair value and then adjusted by the issuer to contract value. Fair value of the stable value fund is the net asset value of its underlying investments, and contract value represents contributions made under the contract less any participant-directed withdrawals plus accrued interest.

Participants can ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Certain events may limit the Fund’s ability to transact at contract value. Such events may include plan termination, bankruptcy and other events outside the normal operation of the Fund that may cause a withdrawal which results in a negative market value adjustment. The Plan may terminate its interest in the Fund at any time. However, requests received for complete or partial withdrawals must be given in writing not less than 30 days prior to the valuation date, upon which the withdrawal is to be effected, and such withdrawals shall be paid at the lesser of book or market value, as determined by the fund. There are no unfunded commitments.

NOTE E—CONTINGENCIES

In December 2007, a complaint, which was subsequently amended in May 2008, was filed in the United States District Court, Northern District of Illinois, against Navistar by Norfolk County Retirement System and Brockton Contributory Retirement System (collectively “Norfolk”).

The plaintiffs in the Norfolk case alleged they were shareholders suing on behalf of themselves and a class of other shareholders who purchased shares of Navistar common stock between February 14, 2003 and July 17, 2006. At all times during the class period a Navistar common

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE E—CONTINGENCIES—continued

stock fund was available to Plan participants as an investment alternative. The amended complaint alleged that the defendants, which included Navistar, one of its executive officers, two of its former executive officers, and Navistar’s former independent accountants, Deloitte & Touche LLP (“Deloitte”), violated federal securities laws by making false and misleading statements about Navistar’s financial condition during that period. In March 2008, the Court appointed Norfolk County Retirement System and the Plumbers Local Union 519 Pension Trust as joint lead plaintiffs. As reported to the Court on November 4, 2010, the parties entered into a tentative settlement to resolve the matter. Pursuant to the proposed settlement, Navistar agreed to cause $13 million to be paid to a settlement fund and, in return, plaintiffs would dismiss the lawsuit with prejudice and provide a release of all claims that relate in any manner to the allegations, facts or any other matter whatsoever set forth in or otherwise related, directly or indirectly to the allegations in the complaint. The proposed settlement agreement also contained, among other provisions, a statement that each of the defendants denied and continues to deny having committed or intended to commit any violations of law or any wrongdoing whatsoever, that each of the defendants did not make any admission of liability, and that the defendants entered into the settlement solely because it would eliminate the burden, risk and expense of further litigation and would fully and finally resolve all of the claims released by plaintiffs. The proposed settlement required approval by the Court before it became final. On January 25, 2011, the Court entered an order preliminarily approving the proposed settlement. Notice of the proposed settlement was provided to the class, and class members had the opportunity to decide to opt in to the settlement, opt out of the settlement, object to the settlement, or do nothing.

In December 2006, the Company engaged Fiduciary Counselors, Inc. (“Fiduciary Counselors”) as an independent fiduciary with certain oversight responsibilities for the Navistar common stock fund within the Plan. On April 8, 2011, the Company also engaged Fiduciary Counselors as an independent fiduciary to evaluate the proposed Norfolk settlement on behalf of the Plan. Fiduciary Counselors evaluated the proposed settlement and determined the Plan should opt in. On May 27, 2011, the Court entered an order finally approving the settlement and dismissing the case with prejudice. Fiduciary Counselors facilitated the filing of necessary proof of claim documentation by the June 14, 2011 due date for filing claims.

The funds were deposited into the Plan on April 30, 2013.

In March 2013, a putative class action complaint, alleging securities fraud, was filed against Navistar by the Construction Workers Pension Trust Fund—Lake County and Vicinity, on behalf of itself and all other similarly situated purchasers of Navistar’s common stock between the period of November 3, 2010 and August 1, 2012. A second class action complaint was filed in

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE E—CONTINGENCIES—continued

April 2013 by the Norfolk County Retirement System, individually and on behalf of all other similarly situated purchasers of our common stock between the period of June 9, 2010 and August 1, 2012. A third class action complaint was filed in April 2013 by Jane C. Purnell FBO Purnell Family Trust, on behalf of itself and all other similarly situated purchasers of Navistar common stock between the period of November 3, 2010 and August 1, 2012. Each complaint named Navistar as well as Daniel C. Ustian, the Company’s and Navistar’s former President and Chief Executive Officer, and Andrew J. Cederoth, the Company’s and Navistar’s former Executive Vice President and Chief Financial Officer as defendants. These complaints (collectively, the “10b-5 Cases”) contain similar factual allegations which include, among other things, that Navistar violated the federal securities laws by knowingly issuing materially false and misleading statements concerning its financial condition and future business prospects and that it misrepresented and omitted material facts in filings with the SEC concerning the timing and likelihood of EPA certification of our EGR technology to meet 2010 EPA emission standards. The plaintiffs in these matters seek compensatory damages and attorneys’ fees, among other relief. In May 2013, an order was entered transferring and consolidating all cases before one judge and in July 2013, the Court appointed a lead plaintiff and lead plaintiff’s counsel. The lead plaintiff filed a consolidated amended complaint in October 2013. The consolidated amended complaint enlarged the proposed class period to June 9, 2009 through August 1, 2012, and named fourteen additional current and former directors and officers of the Company and/or Navistar as defendants. On December 17, 2013, Navistar filed a motion to dismiss the consolidated amended complaint. The plaintiff filed an Omnibus Opposition to Defendants’ Motions to Dismiss, and a Motion to Strike on January 31, 2014. The defendants filed their opposition to the Motion to Strike on February 18, 2014 and filed a reply in support of their Motions to Dismiss on March 3, 2014. The Court has scheduled a hearing date on the Motions to Dismiss of July 23, 2014. At all times during the proposed enlarged class period, a Navistar common stock fund was available to Plan participants as an investment alternative.

In March 2013, James Gould filed a derivative complaint on behalf of the Navistar against Navistar, as the nominal defendant, and certain Navistar’s current and former directors and former officers. The complaint alleges, among other things, that certain of Navistar’s current and former directors and former officers committed a breach of fiduciary duty, waste of corporate assets and were unjustly enriched in relation to similar factual allegations made in the 10b-5 Cases. The plaintiff in this matter seeks compensatory damages, certain corporate governance reforms, certain injunctive relief, disgorgement of the proceeds of certain defendants’ profits from the sale of Navistar stock, and attorneys’ fees, among other relief. Pursuant to a court order in May 2013, this matter has been stayed until the outcome of any motion to dismiss in the 10b-5 Cases.

Each of these matters is pending in the United States District Court, Northern District of Illinois.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE E—CONTINGENCIES—continued

In August 2013, Abbie Griffin, filed a derivative complaint in the State of Delaware Court of Chancery, on behalf of Navistar and all similarly situated stockholders, against Navistar as the nominal defendant, and certain Navistar current and former directors and former officers. The complaint alleges, among other things, that certain of the Navistar’s current and former directors and former officers committed a breach of fiduciary duty, in relation to similar factual allegations made in the 10b-5 Cases. The plaintiff in this matter seeks compensatory damages, certain corporate governance reforms, certain injunctive relief, and attorneys’ fees, among other relief. Pursuant to a court order in August 2013, this matter has been stayed until the outcome of any motion to dismiss in the 10b-5 Cases.

Based on our assessment of the facts underlying these matters described above, we are unable to provide meaningful quantification of how the final resolution of these matters may impact the value of Navistar Common Stock investments made through participant’s 401k accounts.

Please see note H regarding Related Party Transactions.

NOTE F—TAX STATUS OF THE PLAN

The Plan obtained a determination letter dated September 17, 2002, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated, in all material respects, in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes is included in the Plan’s financial statements.

In December 2010, the Plan filed an application with the IRS requesting an updated determination letter from the IRS for the continued qualification of the Plan. The Plan received acknowledgement of the application from the IRS in January 2011. A response has not yet been received from the IRS .

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE G—PLAN TERMINATION

Although the Company expects to continue the Plan indefinitely, the Company, at its discretion, reserves the right to amend, modify, suspend or terminate the Plan, provided that no such action shall deprive any person of any rights to contributions made under the Plan. If the Plan is terminated or contributions thereto have been completely discontinued, the rights of all participants to the amounts credited to their accounts shall be non-forfeitable and the interest of each participant in the funds will be distributed to such participant or his or her beneficiary in accordance with the Plan terms and ERISA. If the Plan is terminated, Plan participants will become fully vested in any funds allocated to them.

NOTE H—RELATED-PARTY TRANSACTIONS

Certain Master Trust investments are shares of registered investment companies managed by JPMorgan. JPMorgan Retirement Plan Services is the record keeper as defined by the Master Trust and, therefore, these transactions qualify as party-in-interest transactions. Also qualifying as party-in-interest transactions are transactions relating to participant loans and Navistar common stock. Fees paid by the Plan for the investment management services are computed as a basis point reduction of the return earned on each investment option, and are included in the net earnings of the Master Trust.

See note E regarding certain class action securities litigation involving Navistar as a defendant.

NOTE I—DELINQUENT PARTICIPANT CONTRIBUTIONS

There were no delinquent contributions identified during 2013.

During the plan year ended December 31, 2012, there was one deemed loan made to the Company when contributions and interest related to late participant contributions in 2012 were deemed to have not been remitted to the employee’s account maintained by the trustee in the time frame mandated by the DOL regulations. The Company remitted the contributions and accrued interest for the transaction in 2013.

The Company notified the Department of Labor, Employee Benefits Security Administration (“EBSA”) through the EBSA Voluntary Fiduciary Correction Program (“VFCP”) of the late remittance.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE J—RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2013	2012
Net assets available for benefits per financial statements	$780,820,963	$696,035,991
Proportionate share adjustment to fair value from contract value for interest in Master Trust relating to fully benefit-responsive investment contracts	(247,325)	3,475,289

Net assets available for benefits per Form 5500	$780,573,638	$699,511,280

Investments in collective trusts are required to be reported at fair value on the Form 5500.

The following is a reconciliation of changes in net assets per the financial statements to the Form 5500 for the year ended December 31, 2013:

Change in net assets per financial statements	$84,784,972
Proportionate share adjustment to fair value from contract value for interest in Master Trust relating to fully benefit-responsive investment contracts
Current year	(247,325)
Prior year	(3,475,289)

Change in net assets of Plan per Form 5500	$81,062,358

NOTE K—SUBSEQUENT EVENTS

The Company has evaluated subsequent events from December 31, 2013 through the date these financial statements were available to be issued.

Effective October 18, 2013, Tulsa plant employees voted in favor of representation by the UAW. Therefore, participants’ account balances of approximately $20,554,000 will be transferred from the Retirement Accumulation Plan to the 401(k) Plan for Represented Employees on or around July 1, 2014.

SUPPLEMENTAL SCHEDULE

Navistar, Inc. Retirement Accumulation Plan

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2013

Identity of issue	Description of investment	Cost**	Current value
* Various participants	Participant loans at interest rates of 4.25% to 9.25%		$11,270,469

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

Navistar, Inc. Retirement Accumulation Plan

SCHEDULE H, LINE 4A—SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

December 31, 2013

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check Here if Late Participant Loan Repayments are Included: X	Contributions Not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP
$ 16,763	$—	$—	$—	$16,763	*

*	Refers to 2012 delinquent contributions that were corrected in 2013.